HIGH RIVER LIMITED PARTNERSHIP
ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II L.P.
ICAHN PARTNERS MASTER FUND III L.P.
ICAHN PARTNERS LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

June 18, 2012

Via Facsimile, Email, By Hand and Federal Express

Forest Laboratories, Inc.
909 Third Avenue
New York, NY  10022
Attention:  Mr. Howard Solomon, Chairman and Chief Executive Officer
                    Herschel S. Weinstein, Esquire, General Counsel and Corporate Secretary

Re:   Inspection of Books and Records

Gentlemen:

The Icahn Parties1 collectively are the beneficial holders of approximately 26.4 million shares of common stock (“Common Stock”), of Forest Laboratories, Inc., a Delaware corporation (the "Corporation"), costing approximately $912,000,000.  The Icahn Parties believe their ownership represents approximately 9.92% of the outstanding Common Stock.  The Icahn Parties have been stockholders of the Corporation for approximately three years.   The Icahn Parties believe the Corporation has engaged in conduct to enrich and entrench management to the detriment of the stockholders.   Accordingly, the Icahn Parties are hereby making a demand to inspect the books and records of the Corporation under Delaware law for the reasons set forth below.

Peculiar Repurchase Program
According to the Corporation’s filings with the Securities and Exchange Commission (the “SEC”), in 2011, the Corporation entered into complex agreements with Morgan Stanley & Co. LLC (“MSCO”) to repurchase $850 million of Common Stock under an accelerated share repurchase transaction.  In connection therewith, the Corporation publicly lauded its track-record of allocating capital efficiently.  The Icahn Parties strain to understand why a Corporation with cash and marketable securities of over $2.4 billion would find it necessary to enter into a derivative transaction and pay the related finance costs when it could just repurchase its stock with cash on hand.   It would be instructive to learn how these finance costs compare to the interest and other income the Corporation is earning on its cash and marketable securities and whether these transactions make economic sense.  Perhaps there is another reason for these transactions.

According to public filings with the SEC, MSCO and its affiliates held approximately 16.6 million shares of Common Stock as of March 31, 2012.  The Icahn Parties believe, in light of this disclosure, that the Corporation and not MSCO is the beneficial owner of some or all of these shares through these repurchase agreements with MSCO (such shares, the “Repurchase Shares”) and therefore the Corporation may be in essence “parking this stock” with MSCO in order to have this stock in its defense arsenal to ward off a proxy contest by the Icahn Parties.  Notwithstanding, to the extent these shares do constitute Repurchase Shares, they should neither be entitled to vote nor should they be counted towards a quorum, at the Corporation’s 2012 Annual Meeting, and any adjournment or postponements thereof (the “2012 Annual Meeting”), or any other meeting of stockholders, pursuant to Section 160(c) of the Delaware General Corporation Law (the “DGCL”).  Accordingly, it is essential to the upcoming proxy contest by the Icahn Parties to determine the status of these shares.  As such, as set forth below, the Icahn Parties demand to inspect, among other things, the records and correspondence surrounding these transactions to ascertain the true intent of these transactions and to thwart any efforts by the Corporation to use these arrangements to disenfranchise stockholders at the 2012 Annual Meeting.

Earnings Blunder
On June 11, 2012, the Corporation announced that it was slashing its fiscal year 2013 earnings guidance due to what it euphemistically called “evolving conditions” in the Lexapro market.  It now expects earnings per share to be in the range of only $0.65 to $0.80.  Less than two months earlier, however, the Corporation issued fiscal year 2013 earnings guidance in the range of $0.90 to $1.05 per share.  Thus, in little over two months the Corporation reduced its earnings guidance by well over 30%.  It is inconceivable that conditions evolved this dramatically in less than two months.  This is just another example of the mismanagement and lack of oversight that has plagued the Corporation for the past several years.  Therefore, the Icahn Parties are making the demands contemplated herein, including without limitation, in respect of the deliberations of the Corporation’s board of directors (the “Board”) surrounding this gross guidance miscalculation, to shed light on the apparent dysfunction of the Board, so that stockholders can make an informed choice at the 2012 Annual Meeting regarding the optimum stewardship of the Corporation.

The Board Approves Solomon’s Excessive Compensation Despite a Massive Stock Divestiture and Poor Performance
         During the seven years prior to the commencement of the proxy contest by the Icahn Parties in 2011, the Board had overseen an immense decline in the performance of the Corporation. The price of the Common Stock peaked in February 2004 at almost $76 per share and was approximately $38 per share at the time of the commencement of the proxy contest, which means that shareholder value has been essentially cut in half and over $10 billion in shareholder value has evaporated.  The closing price per share of Common Stock was $34.45 as of June 15, 2012, evidencing a further decline.

Although the stockholders have lost huge amounts of money, the Board ensured that Mr. Solomon greatly prospered over the same period.  According to the Corporation’s disclosures, Mr. Solomon received almost $60 million in total compensation from 2004-2011. And that number is conservative.  In 2004-2005, the Corporation reported two possible values for options grants, and the $60 million number uses the lower of the two values for those years.  If the higher figures were used, the reported compensation amount would increase to almost $80 million.  In addition, while the shareholders were suffering from large stock declines, Mr. Solomon was selling.  In February 2007, he sold 4.3 million shares at an average price of $52.60 per share, for a total of approximately $226 million, and to add insult to injury, the Board has since issued Mr. Solomon significant amounts of new options and shares, replacing the shares he sold at $52.60 with equity generally struck at a significantly lower prices.  Perhaps the Board believed that it wouldn’t look good for the newly enriched Mr. Solomon to be devoid of any meaningful stock ownership.  In any event, Mr. Solomon cashed out much of his stake in the Corporation just as tough times were beginning, and his present holdings (approximately 0.3% of the outstanding shares) almost entirely consist of options or shares directly granted by the Corporation (generally at valuations significantly lower than his sales price) or that resulted from the exercise of options granted by the Corporation.   In addition, according to the Corporation’s 2011 Proxy Statement, David Solomon, Howard Solomon’s son, received total compensation of approximately $2.7 million in 2011.

According to the report issued by Glass, Lewis & Co., Inc. on August 9, 2011 (the “Glass Lewis Report”), the Corporation’s executive compensation practices receive a D grade in the Glass Lewis proprietary pay-for-performance model, which uses 36 measurement points.  The Glass Lewis Report stated:

“The company paid more compensation to its top officers (as disclosed by the Company) than the median compensation for 35 similarly sized companies with a median enterprise value of $6 billion; more than a sector group of 21 large health care companies with enterprise values ranging from $3.8 billion to $9.3 billion; and less than a sub-industry group of 12 pharmaceuticals companies.  The CEO was paid above the median CEO in these peer groups.  Overall, the Company paid more than its peers, but performed moderately worse than its peers.”

The stockholders have a right to understand the thinking behind this evidently irrational behavior by the Board and whether or not there was in fact a thorough and thoughtful deliberation or simply a rubber-stamping exercise.   The Board records being demanded below should help to clear this up.

1  The Icahn Parties consist of High River Limited Partnership ("High River"), Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P. and Icahn Partners Master Fund III L.P.

No Viable Succession Plan
         In August of 2011, at the request of the Icahn Parties, the Delaware Court of Chancery ordered the Corporation to release documents relating to the exclusion action by the U.S. Office of the Inspector General (the “OIG”) against Mr. Solomon.2  Among the information released was a letter from the Corporation’s counsel to the OIG which indicated that the OIG had initially contemplated bringing an exclusion proceeding against not only Howard Solomon but eight of the Corporation’s top executives.  According to this letter, the Corporation was made aware of this possibility on or prior to September 2010.  Two months later, Lawrence Olanoff abruptly resigned as President of the Corporation.  This resulted in a management shake-up which included Howard Solomon taking over as President – the top operations role in the Corporation – and the promotion of David Solomon, Howard Solomon’s son, as Senior Vice President Corporate Development and Strategic Planning, reporting directly to his father.

That means that 19 months ago, the Corporation was faced with a threat to the continuity of its management team and today still has not disclosed a viable, or even any, succession plan – other than to increase the duties of 83-year old Howard Solomon and have his son report directly to him, along with some other non-descript promotions.  Although the Corporation continues to insist that it has a viable succession plan, it makes very little sense that such plan would not have been implemented or even disclosed given the fact that in November 2010 Mr. Solomon was unexpectedly thrust into the top operations role after Mr. Olanoff’s resignation and has remained in that position ever since.  In this regard, we note that there is no “risk factor” disclosure concerning succession planning in the Corporation’s Form 10-K for the fiscal year ended March 31, 2012, or otherwise.  Some believe the lack of disclosure stems from Mr. Solomon’s desire to have his son anointed his successor at the right time, while his seat is being kept warm by his father.

According to the report issued by Institutional Shareholder Services Inc. (“ISS”) on June 24, 2011 (the “ISS Report”):

“However, the fact that the succession plan involves having a senior executive – presumably a candidate for the top job – report to his own father – who presumably has some influence in the matter – is another bad omen. SVP Solomon may in fact be the best candidate for the job, internally or externally: it is hard to know, if all his senior level executive experience came at the firm his father has been running for four decades. At a publicly-held company, succession planning should never be confused, visually or procedurally, with establishing a dynasty.”

“Unaffiliated shareholders should be concerned about the degree to which the independent directors are truly independent of the long serving Chairman and CEO. Among the red flags are these directors’ apparent unwillingness to exclude the CEO from highstakes discussions – such as the company’s response to threatened regulatory action against him individually – in which he is clearly conflicted, and their apparently easy acceptance of the fundamental conflict involved in making the CEO’s own son one of his direct reports.”

The Board’s cloak and dagger approach regarding its succession planning has gone on long enough.  Clear and unequivocal guidance is long overdue.  Therefore, as set forth below, the Icahn Parties are demanding books and records relating to this mission critical item so that the stockholders can finally judge whether they are being led in the right direction, or if change is needed at the 2012 Annual Meeting.

Embedded Anti-Take-Over Devices
         Some analysts have suggested that the Corporation might be a takeover candidate.  However, sources have indicated that it is not an attractive takeover candidate due to unfavorable change of control provisions in its license agreements.  For example, according to a 2011 article in the Wall Street Journal, “J.P. Morgan analyst Chris Schott said Mr. Icahn's move would likely spark a debate about theoretical takeovers of Forest, but the analyst noted that the company's structure could pose problems. Forest holds a portfolio of products licensed from other companies, and many of those agreements have change-of-control provisions, he said in a note to investors.”  The Corporation has not filed any of the documents that would allow stockholders to determine whether the Corporation has made itself “take-over” proof.  The stockholders must have the ability to assess the possibility of an acquisition of the Corporation or whether the Board has foreclosed this possibility by entering into agreements that effectively entrench the status quo.  The opacity of the Corporation’s disclosures in this regard is startling.  The books and records being demanded below, including regarding the existence and substance of any Board deliberations surrounding these agreements, are essential to enable the stockholders to understand the Corporation’s take-over attributes and ferret out whether the Board has been knaves or fools in allowing an anti-take-over stranglehold to be implemented.

Changes to Controlled Board Do Not Produce Results
The information released by the Delaware Court of Chancery also contained minutes of a meeting of the Board at which the directors promptly determined to have the Corporation support, and pay for, Mr. Solomon’s fight against the OIG.  Disturbingly, the minutes show that Mr. Solomon was present during the entire meeting where this was being discussed and voted on.  Contrary to normal corporate practices he did not absent himself while his fate was being discussed.3

According to the ISS Report:

“The image of the CEO sitting in on the ostensibly independent directors as they discuss whether or not to support him is uncomfortably close to that of a show trial: a theatrical demonstration of power, with a pre-determined outcome, in which those with ostensible authority must first and foremost demonstrate their zealous personal loyalty to the one who holds real power.”

“All the subsequent protestations about personal integrity and independence ring a little hollow, when the right course of action – calling an executive session to let the unaffiliated outside directors debate the issues in private, without any undue influence from insiders – was both an obvious and easy choice. That the meeting appears to have been orchestrated from the C-suite – the General Counsel, rather than the board’s own outside advisors, apparently prepared and presented the materials which shaped the discussion – does not help matters.”

“If there was ever a moment for the independent directors to take matters into their own hands, this was it. That they failed to do so – and perhaps even failed to recognize their own responsibility to do so – is deeply worrisome.”

The following table lists the directors, their positions with the Corporation, their ages and length of tenure on the Board, immediately prior to the commencement of the proxy contest by the Icahn Parties in 2011:

Director	Position with Forest	Age	Year Joined Board
Howard Solomon	Chairman and CEO (since 1977)	83	1964
William J. Candee, III	Co-Chairman; Audit Comm. Chair	84	1959
George S. Cohan		87	1977
Dan L. Goldwasser		71	1977
Kenneth E. Goodman	Former President and COO	63	1998
Lester B. Salans, MD		75	1998
Lawrence S. Olanoff, MD	Just-Resigned President and COO	59	2006
Nesli Basgoz, MD		53	2006
Peter J. Zimetbaum, MD		47	2009

As can be seen, three of the Corporation’s directors had served on the Board with Mr. Solomon for over thirty years each. Overall, the average length of service on the Board was almost 23 years.  In response to the Icahn Parties’ proxy contest, the reactive Board (i) coaxed the resignations of Messrs. Candee and Cohen, the longest tenured members of the Board (other than Mr. Solomon), (ii) increased the size of the Board from nine to ten members and (iii) added three new hand-picked board members.  Notwithstanding these changes, however, based on ongoing value destruction and the huge recent guidance miss described above, it appears the stewardship of the Corporation continues to be in peril.  The transparency being demanded hereby can educate stockholders on the need for change at the 2012 Annual Meeting.

2   As previously disclosed, in April 2011, the OIG initiated an action to exclude Howard Solomon from participating in federal healthcare programs.  At that point, the actions underlying the OIG action had already resulted in the requirement for the Corporation to pay several hundred million dollars in fines and the entry into a Corporate Integrity Agreement with the OIG that necessitated the maintenance of a compliance program, subject to independent third party review and potentially substantial penalties or exclusion for non-compliance.  In addition, according to the Corporation’s 10-K for the fiscal year ended March 31, 2012, during the past several years, the FDA has conducted a number of inspections of the Corporation’s manufacturing facilities, its development facilities, its contracted investigator sites and its contract research organizations. Following these inspections, the FDA cited the Corporation with certain “Good Manufacturing, Laboratory and Clinical Practices” compliance and record keeping deficiencies.

3 In addition, no special committee of independent directors was established, even though a majority of the members of the Board present at that meeting were affiliated inside directors as defined in the standards promulgated by ISS.

Why Not Separate Roles of Chairman and CEO; the Wrong Choice and Limited Powers for Presiding Director;
In its 2011 Proxy Statement, the Corporation disclosed that the Board “believes the interests of all stockholders are best served at the present time through a leadership model with a combined Chairman and CEO position” – Mr. Solomon.  As a consolation price of dubious value to the stockholders, on December 6, 2010, the Board appointed Kenneth Goodman to the position of presiding director.  From 1998 to 2006, Mr. Goodman was the Corporation’s President and Chief Operating Officer and for 18 years prior thereto, he was the Corporation’s Chief Financial Officer.  In addition, Mr. Goodman continues to receive payments from his Benefits Continuation Agreement with the Corporation – nearly $200,000 alone in 2011.

According to the Corporation’s Corporate Governance Guidelines, the specific duties and responsibilities of the presiding director are limited to the following:

•	In consultation with the other independent directors:

•	advise the Chairman as to an appropriate schedule of board meetings;

•	review and provide the Chairman with input regarding the agendas for the board meetings

•	preside at all meetings at which the Chairman is not present including executive sessions of the independent directors and apprise the Chairman of the issues considered;

•	be available for consultation and direct communication with the Company's stockholders;

•	call meetings of the independent directors when necessary and appropriate; and

•	perform such other duties as the Board may from time to time delegate

Given the dominance Mr. Solomon exercises over the Corporation, it is unclear what it more offensive – the paucity of powers at the disposal of the presiding director to act as a meaningful check on the omnipotent Chairman, CEO and President or the fact that the person designated to fill this role, however limited it may be, was a direct report to that Chairman, CEO and President for over 25 years.

According to the Glass Lewis Report:

“We believe that there are various aspects of the Company’s corporate governance that could suggest that the board has become entrenched.”

“…In this case, we believe that the Forest Labs board has had ample opportunities to identify and appoint an independent chairman or presiding director. However, we see that the incumbent directors instead appointed a presiding director whose independence is highly questionable. In our view, the appointment of Mr. Goodman as presiding director leaves us feeling highly dubious of the board’s ability to enact truly positive corporate governance reforms and only serves to drive home the Icahn Group’s argument that the Company’s board is filled with entrenched directors.”

The Icahn Parties find it hard to believe that the Board conducted a thoughtful analysis in (i) deciding not to separate the roles of Chairman and CEO, (ii) establishing a presiding director position with powers suited for a minion of the Chairman, and (iii) selecting a long time subordinate of the Chairman in such presiding director position.   There is very little doubt that the Board records being requested below will be prove just that.

What Happened to Promises of Corporate Governance Change?
In response to the 2011 proxy contest by the Icahn Parties, the Corporation, among other things, disclosed that it would recommend that the Board make a commitment, which would be part of the Corporate Governance Guidelines, to consult at least once per year, with leading corporate governance experts to (i) stay abreast of best practices and consider how they might apply to the Corporation and (ii) make recommendations for any appropriate reform.  While the Corporation has made available on its website certain disclosures regarding its view of corporate governance as a “continuing priority”, it does not appear that the Corporation amended its Corporate Governance Guidelines to include the commitment of the Board as described above and it is unclear whether consultations with such experts did in fact take place and/or the results of any such consultations.  It is important that the Corporation disclose whether or not such commitment has been adopted and, if so, then the Corporation should amend its Corporate Governance Guidelines to reflect that commitment and should disclose whether consultations with such experts did in fact take place and the results of any such consultations, including whether there were any corporate governance recommendations by the applicable experts that were adopted by the Board or recommended but not adopted.  These corporate governance initiatives, however meager, were central to the Corporation’s campaign promise last year.  The stockholders have a right to know whether the Corporation in fact delivered on its promise in 2011 and therefore whether any promises made by the Corporation in connection with the 2012 proxy contest, will be promises kept.  The demand below will be particularly enlightening in that regard.

In order to conduct a proxy contest in connection with the 2012 Annual Meeting that fully informs the Corporation’s stockholders about the performance and actions of the Corporation’s directors and the Corporation’s corporate governance practices, it is imperative that the Icahn Parties receive the information requested below and in connection with the above matters.

Purpose
This demand seeks to inspect the books and records of the Corporation pursuant to Section 220(b) of the DGCL.  The Icahn Parties’ purposes for seeking the inspection are as follows:
(i)	To investigate potential mismanagement, breaches of fiduciary duty, conflicts of interest, improper influence and conduct and/or potentially misleading public statements with respect to:

(a)
the Corporation’s discussions, decisions and operations under its accelerated share repurchase program with MSCO, including any discussions or decisions in respect of voting or directing the vote of the applicable Repurchase Shares;

(b)
the issuance of earnings per share guidance on April 17, 2012 without any mention of the potential for “evolving conditions” in the Lexapro market and the lowering of earnings per share guidance by up to 40% less than two months later due to such “evolving conditions”;

(c)	the Corporation’s succession planning (or lack thereof) and public disclosures relating thereto (or lack thereof), including:

•	the decision to have Howard Solomon assume the top operations role in the Company following Mr. Olanoff’s resignation;

•	the decision to promote David Solomon as a direct report to Howard Solomon following Mr. Olanoff’s resignation;

•	the current status of the Corporation’s succession plans, including whether David Solomon is being groomed for the CEO or President position;

•
who set(s), decide(s) and approve(s) David Solomon’s hiring, advancement, and compensation, and how that compensation (and adjustments thereto) has compared and now compares to the compensation paid (and adjustments thereto) to other employees at his level, and the related Board process and independence of that process; and

•	the decision to not include any appropriate “risk factor” disclosure or other meaningful disclosures regarding succession planning in the Corporation’s public disclosures.

(d)
the Corporation’s decisions to execute licensing agreements with unfavorable change of control provisions that render the Corporation an unattractive take-over candidate and whether the decision to enter into any such agreements was presented to the independent members of the Board for discussion or approval, particularly due to the fact that: (i) the existence of these provisions negatively impact shareholder value and (ii) management is conflicted in making decisions to have such provisions which entrench management.

(e)	the Corporation’s decision to not separate the roles of Chairman and CEO;

(f)
the Corporation’s decision to establish the role and responsibilities of the presiding director and the decision to appoint Kenneth Goodman in that role, and the actual interactions and functions of Kenneth Goodman in that role;

(g)	the Corporation’s decision regarding how and whether the Board assesses its corporate governance including:

•
whether consideration is given to eliminating the inability of the stockholders to fill Board vacancies or call special stockholder meetings or to decreasing the supermajority vote required to remove directors,

•
the process for, and information reviewed in, conducting an independence analysis of “independent directors” (including, Mr. Goodman and Dr. Zimetbaum), including (i) how the Board has affirmatively determined that the directors have no material relationship with the Corporation and are independent within the meaning of the New York Stock Exchange definition of “independence”, (ii) the Board’s adoption of its Director Qualification Standards as part of its Corporate Governance Guidelines, and (iii) the Board’s consideration of the Consultant Services Letter Agreement that Dr. Zimetbaum and the Corporation entered into on October 21, 2010, and

•
the process for, and information reviewed in, approving related party transactions and potential conflicts of interest, including the hiring, promotion and compensation decisions made in respect of David Solomon and the decisions to enter into licensing agreements that included unfavorable change of control provisions that render the Corporation an unattractive take-over candidate.

(h)
the process for, and information considered in, making compensation determinations, including equity grants and bonus compensation, and how the negative performance of the Corporation over the past several years factored into those determinations, and in the case of Howard Solomon, how the sale by Mr. Solomon of approximately $226 million of Common Stock in February 2007 factored into this determination;

(i)	the decisions by Messrs. Candee and Cohen to resign from the Board;

(j)
the Board’s decision in respect of the Corporation’s recommendation that the Board make a commitment, which would be part of the Corporate Governance Guidelines, to consult at least once per year, with leading corporate governance experts, including, whether or not such commitment has been adopted and, if so, whether the Corporation’s Corporate Governance Guidelines will be amended to reflect that commitment and whether consultations with such experts did in fact take place and the results of any such consultations, including whether there were any corporate governance recommendations by the applicable experts that were adopted by the Board or recommended but not adopted; and

(k)	the Corporation’s conduct under its Corporate Integrity Agreement, including the results of the applicable independent third party review.

(ii)
To utilize the information obtained through the inspection of the Company’s books and records in a proxy contest that the Icahn Parties intend to wage at the 2012 Annual Meeting, including sharing such information with the other stockholders of the Corporation so that they will be fully informed about the performance and actions of the Corporation’s directors and the Corporation’s corporate governance practices.

(iii)
If appropriate, to use such information to bring litigation against Mr. Solomon, other directors and other parties for breach of their fiduciary duties to the Corporation and/or its stockholders, including litigation to request the Delaware Court of Chancery to supervise the conduct of the Corporation’s 2012 Annual Meeting.

Each of these purposes is a proper purpose under Delaware law that is reasonably related to the Icahn Parties’ interests as stockholders in the Corporation.

Demand
High River Limited Partnership ("High River") is the record owner of 1000 shares of the Common Stock.  Including the 1000 record shares held by High River, the Icahn Parties collectively are the beneficial holders of approximately 26.4 million shares of Common Stock costing approximately $912,000,000, which they believe represents approximately 9.92% of the outstanding Common Stock. The Icahn Parties have been stockholders of the Corporation for approximately three years.  Attached hereto as Exhibit A are true and correct redacted copies of brokerage statements evidencing the beneficial ownership of Common Stock by High River, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P. and Icahn Partners LP and a copy of the stock certificate evidencing High River’s record ownership of 1000 shares of Common Stock.

Pursuant to Section 220(b) of the DGCL and the common law of the State of Delaware, the Icahn Parties hereby demand, under oath, that they and their attorneys, representatives and agents be given, during regular business hours, the opportunity to inspect the following books and records and to make copies or extracts therefrom:

1.
Books and records, including any minutes of any meeting of the Corporation’s Board or any committee of the Board, and any information considered, concerning the Corporation’s discussions, decisions and operations under its accelerated share repurchase program with MSCO, including in respect of voting or directing the vote of the applicable Repurchase Shares, and any correspondence to or from MSCO or any of its affiliates in respect thereof.

2.
Books and records, including any minutes of any meeting of the Board or any committee of the Board and any information considered, concerning (i) the decision to issue, and the issuance of, the Fiscal Year 2013 earnings per share guidance on April 17, 2012, and (ii) the decision to issue, and the issuance of, lowered Fiscal Year 2013 earnings per share guidance on June 11, 2012, including any analysis and determinations regarding the evolving conditions in the Lexapro market.

3.
Books and records, including any minutes of any meeting of the Board or any committee of the Board, and any information considered, concerning the Corporation’s succession planning, including, (i) the decision to have Howard Solomon assume the top operations role in the Corporation following Mr. Olanoff’s resignation, (ii) the decision to hire and promote David Solomon, including but not limited to, the decision to promote David Solomon as a direct report to Howard Solomon following Mr. Olanoff’s resignation, and (iii) the current status of the Corporation’s succession plans, including whether David Solomon or any other person is being groomed for the CEO or President position.

4.
Books and records, including any minutes of any meeting of the Board or any committee of the Board, and any information considered, concerning the Corporation’s discussions or decisions to execute licensing agreements with unfavorable change of control provisions that render the Corporation an unattractive take-over candidate, including all such licensing agreements and any discussions or correspondence concerning such provisions (including concerning their effect on the take-over prospects of the Corporation) whether to or from the Corporation, including whether the decision to enter into any such agreements were presented to the Board and its independent directors for discussion or approval, particularly due to the fact that: (i) the existence of these provisions negatively impact shareholder value and (ii) management is conflicted in making decisions to have such provisions which entrench management.

5.
Books and records, including any minutes of any meeting of the Corporation’s Board or any committee of the Board, and any information considered, concerning the Board’s decision in respect of the Corporation’s recommendation that the Board make a commitment, which would be part of the Corporate Governance Guidelines, to consult at least once per year, with leading corporate governance experts, including, whether or not such commitment has been adopted and, if so, whether the Corporation’s Corporate Governance Guidelines will be amended to reflect that commitment and whether consultations with such experts did in fact take place and the results of any such consultations, including whether there were any corporate governance recommendations by the applicable experts that were adopted by the Board or recommended but not adopted, and any correspondence to or from any such governance experts in respect thereof.

6.
Books and records, including any minutes of any meeting of the Board or any committee of the Board, and any information considered, concerning the Corporation’s conduct under its Corporate Integrity Agreement, including the results of the applicable independent third party review and any correspondence to or from any such independent third party.

The undersigned will bear the reasonable costs incurred by the Corporation in connection with the production of the above information.  The Icahn Parties will also consent to a mutually agreeable confidentiality agreement in connection with the production of the requested information.

The undersigned hereby authorizes Stephen Jenkins, Esq. of Ashby & Geddes, and his partners, associates, employees and any other persons designated by Stephen Jenkins, acting together, singly or in combination, to conduct, as their agents, the inspection and copying requested herein and otherwise act on behalf of the undersigned pursuant to the attached power of attorney.

Please advise the undersigned's counsel, Mark DiPaolo at mdipaolo@sfire.com or (212) 702-4361 as promptly as practicable when and where the items demanded above will be made available to the undersigned. Please also advise Mark DiPaolo immediately whether you voluntarily will supply the requested information.

Very truly yours,

ICAHN PARTNERS LP
ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP

By: /s/ Edward E. Mattner ___
Name: Edward E. Mattner
Its: Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, its general partner
By: Barberry Corp., its sole member

By: /s/ Edward E. Mattner ___
Name: Edward E. Mattner
Its: Authorized Signatory

SWORN TO AND SUBSCRIBED
before me this 18th day of June, 2012

/s/ Notary Public __________________
Notary Public

POWER OF ATTORNEY

KNOW ALL MEN that each of the undersigned does hereby make, constitute and appoint:

Stephen Jenkins, Esq. of Ashby & Geddes; and his partners, associates, employees and any other persons designated by any of them, its true and lawful attorneys-in-fact and agents for it in its name, place and stead, giving and granting unto said attorneys and agents full power and authority to act on its behalf, as a stockholder of Forest Laboratories, Inc., to seek the production, and to engage in the inspection and copying, of records and documents of every kind and description.

Each of the undersigned reserves all rights on its part to do any act which said attorneys hereby are authorized to do or perform. This Power of Attorney may be terminated by each of the undersigned or said attorneys by written notice to the other.

ICAHN PARTNERS LP
ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP

By: /s/ Edward E. Mattner _______
Name: Edward E. Mattner
Its: Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, its general partner
By: Barberry Corp., its sole member

By: /s/ Edward E. Mattner _______
Name: Edward E. Mattner
Its: Authorized Signatory

SWORN TO AND SUBSCRIBED
before me this 18th day of June, 2012

/s/ Notary Public ____________
Notary Public